Exhibit 99.1

Kaixin Auto Holdings Announces Unaudited First Half 2021 Financial Results

BEIJING, Dec. 29, 2021 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings ("Kaixin" or the "Company") (NASDAQ: KXIN), one of the premium imported cars and used cars platform in China, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half of 2021 Highlights

•	On June 25, 2021, Kaixin completed a reverse acquisition with Haitaoche Limited (“Haitaoche”). Kaixin acquired 100% of the share capital of Haitaoche in exchange for an aggregate of 74,035,502 ordinary shares of the Company, which resulted in former Haitaoche shareholders and Kaixin shareholders owning in aggregate 51.61% and 48.39%, respectively, of the post-closing outstanding Kaixin ordinary shares (on a fully diluted basis). Haitaoche is deemed to be the accounting acquirer and its assets and liabilities, equity and historical operating results are included at their historical carrying values. The acquired assets and liabilities of Kaixin are included at fair value in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021.

The acquisition consideration was determined at $161.8 million based on fair value of the ordinary shares held by Kaixin pre-acquisition shareholders. The purchase price was allocated to total assets at 209.8 million, including tangible assets at $51.0 million, trademark at $15.1 million, goodwill at $143.7 million, total liabilities at $34.4 million, non-controlling interest at $7.6 million and preferred shares at $6 million.

•	Total net revenues were $2.04 million, representing an increase of 205.7% from $0.67 million in the first half of 2020.

•	Gross profit was $2 thousand, compared to that of $1 thousand in the first half of 2020.

•	Loss from operations was $144.0 million that includes a loss of $143.7 million from full impairment of the goodwill established at the reverse acquisition, compared with a loss of $0.01 million in the first half of 2020.

•	Net loss attributable to the Company was $144.2 million, compared with a net income attributable to the Company of $0.05 million in the first half of 2020.

•	Adjusted loss from operations (non-GAAP)[1] was US$0.33 million, compared with an adjusted loss from operations of US$0.01 million in the first half of 2020.

•	Adjusted net loss (non-GAAP)[1] was US$0.52 million, compared with an adjusted net income of US$0.05 million in the first half of 2020.

“The merger of Kaixin and Haitaoche in June 2021 enables us to leverage the synergy and combined resources to set a solid stage for quick growth of our premium imported and used cars sales business in latter half of 2021 and the future. Further, we have identified electric vehicles as the focus of our future expansion. We have already obtained framework agreement orders for 20,000 units of EV trucks at a total of approximately US$750 million, and the necessary investment in OEM manufacturers and in new model design and production is expected to be secured soon. The first model is expected to be released in the first half of 2022 and ready for delivery on a large scale by the end of the year. We are on track in our strategic goal of becoming a leading market participant of the EV trucks industry in China,” commented Mr. Mingjun Lin, chairman and chief executive officer of Kaixin.

Ms. Lucy Yang, chief financial officer of Kaixin, said, “As a result of the consummation of the reverse takeover of Kaixin with Haitaoche on June 25, 2021, the reported financial results for the first half of 2021 largely reflect those of Haitaoche. The Company managed to streamline our cars sales operations and realign the cooperative relationships with local dealerships and partners during the first half of the year. Consequently, we have experienced very significant growth in our car sales business in the later part of 2021. The total sales revenues are expected to exceed $150 million in the second half of 2021.”

1Adjusted loss from operations and adjusted net income (loss) are non-GAAP measures. We define adjusted loss from operations as loss from operations excluding the one-time loss from full impairment of the goodwill established at the reverse acquisition. We define adjusted net income (loss) as net income (loss) excluding the one-time loss from full impairment of the goodwill established at the reverse acquisition. See "About Non-GAAP Financial Measures" below.

First half 2021 Results

Total net revenues for the first half of 2021 were $2.04 million, representing an 205.7% increase from the first half of 2020.

Cost of revenues was $2.04million, compared to that of $0.67 million in the first half of 2020. The increase in cost of revenues was in line with the increase in revenues.

Gross profit was $2 thousand, compared to that of $1 thousand in the first half of 2020.

Operating expenses were $144.0 million, a significant increase over the operating expenses of $13 thousand in the first half of 2020. The increase mainly resulted from the $143.7 million loss from full impairment of the goodwill established at the reverse acquisition.

Selling and marketing expenses were $19 thousand, compared to $nil in the first half of 2020.

General and administrative expenses were $0.31 million, compared to that of $13 thousand in the first half of 2020. The increase was primarily due to the increased administrative expenses of Haitaoche to get ready for becoming part of a listed company.

Loss from operations was $144.0 million, compared with that of $12 thousand in the first half of 2020. The increase in loss from operations was mainly due to the $143.7 million loss from full impairment of the goodwill, plus the $0.3 million increase in general and administrative expenses.

Net loss attributable to the Company was $144.2 million, compared with a net income attributable to the Company of $0.05 million in the first half of 2020.

Adjusted loss from operations (non-GAAP) was US$0.33 million, compared with an adjusted loss from operations of US$0.01 million in the first half of 2020.

Adjusted net loss (non-GAAP) was US$0.52 million, compared with an adjusted net income of US$0.05 million in the first half of 2020.

Business Outlook

With the completion of the Kaixin-Haitoache merger on June 25, 2021, the Company has the combined resources at its disposal and conducts both premium imported cars and used cars sales business. The sales revenues are expected to grow significantly in comparison to first half of 2021, exceeding $150 million in the second half of 2021. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Reverse Acquisition of Kaixin by Haitaoche Limited

On June 25, 2021, Kaixin completed a reverse acquisition (or reverse takeover, the “RTO”) with Haitaoche, a company with focus on sales of imported automobiles and wholesale of domestic vehicles in PRC through its subsidiaries and variable interest entities, resulting in Kaixin acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 74,035,502 ordinary shares, which were issued to several former shareholders of Haitaoche. Following the Issuance, Haitaoche shareholders and Kaixin shareholders own in aggregate 51.61% and 48.39%, respectively, of the post-closing outstanding Kaixin ordinary shares (on a fully diluted basis). The shareholders of Haitaoche controlled the largest portion of the voting rights in the combined entity, and the management of Haitaoche became the management of the combined entity, resulting in the reverse acquisition of Kaixin under the acquisition method, whereby Haitaoche is deemed to be the accounting acquirer from an accounting perspective.

Following the completion of the RTO, Kaixin is the consolidated parent of Haitaoche and the resulting company operates under the Kaixin corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of Kaixin are included at fair value in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021.

The acquisition consideration was determined at $161.8 million based on the fair value of the 69.425 million ordinary shares held by Kaixin pre-acquisition shareholders at $2.33 per share on June 25, 2021. The purchase price was allocated to total assets at 209.8 million, including tangible assets at $51.0 million, trademark at $15.1 million, goodwill at $143.7 million, total liabilities at $34.4 million, non-controlling interest at $7.6 million and preferred shares at $6 million..

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the second half of 2021 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses "adjusted loss from operations" and "adjusted net income (loss)", which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding the one-time loss from full impairment of the goodwill established at the reverse acquisition and adjusted net income (loss) as net income (loss) excluding the one-time loss from full impairment of the goodwill established at the reverse acquisition. Due to the nature of the business, the Company believes that excluding the impact of the one-time loss from full impairment of the goodwill established at the reverse acquisition more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. We present adjusted loss from operations and adjusted net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com